

November 18, 2013

<u>Via Email</u>
Mr. Xianshou Li
Chief Executive Officer
Renesola Ltd.
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

      Re: **Renesola Ltd.**
                Form 20-F for the Fiscal Year Ended December 31, 2012
                Filed April 26, 2013
                File No.: 001-33911

Dear Mr. Li:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kevin L. Vaughn

                                Kevin L. Vaughn
                                Accounting Branch Chief